April 3, 2019

Yu Huang
Chief Executive Officer
China Index Holdings Limited
Tower A, No. 20 Guogongzhuang Middle Street
Fengtai District
Beijing 100070, People's Republic of China

       Re: China Index Holdings Limited
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted March 8, 2019
           CIK No. 0001749797

Dear Ms. Huang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Governing Law and Consent to Jurisdiction, page 180

1. We note that your forum selection provision under the deposit agreement identifies state or federal court in New York, New York for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
Index to Combined Financial Statements, page F-1

2. Please revise to include updated audited financial statements in accordance with Item
       8.A.4 of Form 20-F.
 Yu Huang
China Index Holdings Limited
April 3, 2019
Page 2

       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field,
Attorney-Advisor, at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.



                                                         Sincerely,
FirstName LastNameYu Huang
                                                         Division of
Corporation Finance
Comapany NameChina Index Holdings Limited
                                                         Office of Information
Technologies
April 3, 2019 Page 2                                     and Services
FirstName LastName